

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 11, 2008

Mr. Ronald E. Schutz
Chief Financial Officer
HuntMountain Resources
1611 N. Molter Road, Suite 201
Liberty Lake, WA 99019

      Re: **HuntMountain Resources**
               Form 10-KSB for Fiscal Year Ended December 31, 2006
               Filed April 16, 2007
               File No. 001-01428

Dear Mr. Schutz:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Christopher J. White
Branch Chief